SCHEDULE 1

Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-0108 Tel. 212.476.8800	Neuberger	Berman

August 4, 2015

Mr. Arthur Zafiropoulo
Chairman, Chief Executive Officer and President
Ultratech Inc.
3050 Zanker Road
San Jose, California 95134

Dear Art:

Neuberger Berman Management LLC and its affiliated investment advisers currently own, on behalf of their clients, over six percent of the common shares outstanding of Ultratech Inc. ("Ultratech" or the "Company"). Our ownership dates back to 2005, and as a large and very long-term owner it is both difficult and disheartening to acknowledge that our faith in your ability to create lasting shareholder value has waned.

Art, at the end of Ultratech's most recent quarterly earnings call you made the following statement:

"We have a number of long-term holders of our stock at Ultratech and many new ones. And I can tell you that we're expecting to provide the kind of returns we have provided in the past in the near future. Your patience will be rewarded."

Maintaining a long-term investment horizon and demonstrating patience is often a rewarding strategy. Unfortunately, for shareholders like us, that strategy has not proved effective. Frankly, we are at a loss to understand the returns you believe we've experienced "in the past". Based on twenty years of publicly available data, your long-term investors have seen no continuing stock price appreciation. To which returns were you referring? From our observation, only investors who are active traders and management, by virtue of options grants and restricted stock awards, have realized any value creation.

Art, at the time we made our original investment in Ultratech, we recognized that investors in the semiconductor capital equipment business must accept significant volatility in the value of their investment; however, we took great comfort in your ownership of nearly eight percent of the Company. We believed that with a significant personal stake in the Company you would be aligned with and manage the Company for the benefit of long-term holders. This seems to no longer be a reasonable assumption. Proxy filings show that over the last ten years, your stake in the Company has declined by half. Significant dispositions by the Company's CFO (Bruce Wright) and you have greatly reduced management's financial exposure to Ultratech's share price performance. We can only guess as to why you dramatically reduced your investment in Ultratech but the pattern of option grants and stock awards suggest one answer: the risk associated with a poorly timed sale is mitigated by annual option grants and restricted stock awards that often are issued when the Company's industry is depressed and the shares are undervalued.

Mr. Arthur Zafiropoulo
August 4, 2015

We believe that Ultratech's shareholders have not been well served by the Board's blessing of the company's management incentive plans. Option grants and restricted stock awards since 2001 (based on publicly available information) have resulted in significant dilation of shareholders as total shares outstanding have increased from 21 million to almost 28 million. During that time period, the Board has granted you options on more than one million shares and awarded you over 800,000 restricted shares. The granting of equity awards under incentive plans is meant to, among other things strengthen the alignment of company management with its shareholders, foster long-term ownership and reward management for generating strong performance. It does not appear that any of those objectives have been achieved. Had you retained your awards and only disposed of options and restricted stock to pay tax liabilities, we estimate that your ownership today would be two and a half million shares compared to the one million currently reported. In short, with Board oversight and approval, you have de-risked yourself from the fortunes of the Company at the shareholders' expense.

The absence of any long-term shareholder value creation, extreme dilution and significant insider selling have seriously undermined our confidence in management and Ultratech's Board. We would like to engage you in a discussion on how to restore management's credibility, review the tenure of current Board members and most importantly establish a timeline for value creation and management succession. In the event we are unable to reach any satisfactory conclusion or "meeting of the minds" we reserve the right to present our ideas to other shareholders or seek Board representation by Directors more attuned to the needs of shareholders.

We look forward to a constructive conversation on these most important shareholder issues at your earliest convenience.

Respectfully,

Neuberger Berman Management LLC

By:	/s/ Benjamin Nahum
Benjamin Nahum, Managing Director

cc: Board of Directors

Michael C. Child
Joel F. Gemunder
Nicholas Konidaris
Dennis R. Raney
Henri Richard
Rick Timmins